Erik Vayntrub Associate Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9108 Tel (213) 486-9041 Fax thecapitalgroup.com

December 6, 2016

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	American Mutual Fund (the “Fund”)
File Nos. 002-10607 and 811-00572

Dear Mr. Cowan:

This letter is in response to the oral comments you provided on November 30, 2016 to the Fund’s Post-Effective Amendment No. 139 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 59 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), in which the Fund registered its new Class F-3 shares. We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Registration Statement in a subsequent filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on January 1, 2017 (the “Amendment”).

General

  Please update the Fund’s EDGAR series and class identifiers with the ticker symbol for the Fund’s new Class F-3 shares. Please also include the Class F-3 ticker symbol on the cover page of the Fund’s prospectus.

Response: The Fund’s EDGAR series and class identifiers will be updated with the ticker symbol for the Fund’s new Class F-3 shares in advance of the filing of the Amendment. The Amendment will also include the Class F-3 ticker symbol on the cover page of the prospectus.

Summary Prospectus

A.	Fees and expenses of the fund

  The “Annual fund operating expenses” table and expense example for the Fund have been left blank. Please include in your response letter the Fund’s completed “Annual fund operating expenses” table and expense example.

Response: The Fund’s completed “Annual fund operating expenses” table and expense example is included as Exhibit A to this response letter. We note supplementally that the Fund discloses no expense reimbursement or fee waiver arrangement and, accordingly, no such arrangement is reflected for any period in the Fund’s expense example. Additionally, there will be no recoupment of previously reimbursed expenses.

  We note that the Fund is seeking to register a new share class for an existing fund with existing investment operations for its other share classes. That being the case, please explain why the “Other expenses” line item in the Fund’s “Annual fund operating expenses” table is based on estimated amounts for the current fiscal year.

Response: Given that, as noted, the Fund’s existing share classes have ongoing investment operations, fund-level operating expenses for the prior fiscal year are already established. However, the Fund must nevertheless estimate certain class-level operating expenses for the new share class. This is particularly true of class-level operating expenses that are based on the relative asset size of a share class, as such expenses for the new share class are calculated on the basis of estimated growth projections for the class.

  Please confirm that the expense example set forth under “Fees and expenses of the fund — Example” will reflect any applicable expense reimbursement or fee waiver arrangement only for the period during which such arrangement is contractually obligated to continue.

Response: As noted in our response to Comment No. 2 above, the Fund discloses no expense reimbursement or fee waiver arrangement and, accordingly, no such arrangement is reflected for any period in the expense example set forth in the Fund’s prospectus under “Fees and expenses of the fund — Example.”

B.	Principal investment strategies

  Please explain supplementally how the inclusion of the word “American” in the name of the Fund complies with Rule 35d-1 under the 1940 Act. In our view, the use of the word “American” in the Fund’s name suggests that the Fund focuses its investments that are tied economically to the United States. Unless our understanding in this respect is mistaken, please supplement the Fund’s disclosure to include a policy of investing at least 80% of the value of the Fund’s assets in investments that are tied economically to the United States and disclose the specific criteria that the Fund employs in selecting investments that meet this standard.

Response: The word “American,” as it is used in the Fund’s name, is not intended to connote investments in securities of issuers domiciled in, or with economic ties to, the United States. Rather, the Fund — which owes its name to American Funds, a family of mutual funds from Capital Group founded in 1931 — employs the “American” name as a brand name. In footnote 22 to the adopting release for Rule 35d-1, the Commission addressed the circumstances under which Rule 35d-1 would apply to brand names that suggest a geographic location:

“One commenter expressed concern that the rule, by its terms, would apply to an investment company with a long-standing trade name that includes a geographic location, such as the city where the company is headquartered, but which is not intended to refer to the geographic region in which the company invests. We do not intend that Rule 35d-1 would require an investment company to change its name in these circumstances, where the connotation of the name is clear through long-standing usage and there is no risk of investor confusion.”

We strongly believe that those circumstances apply here. As noted above, the “American” name is a reference to the widely-known trade name for the fund family of which the Fund is a long-standing member. The Fund, which was incepted in 1950, is also broadly known, and we believe there is no risk of investor confusion with respect to the meaning of the Fund’s name. As a brand name that connotes a clear relationship to American Funds, the Fund’s name is neither materially deceptive nor misleading and the name does not implicate the concerns of Rule 35d-1.

Notwithstanding the above, we note that the Fund discloses in its statement of additional information, under “Certain investment limitations and guidelines — Investing outside the U.S.,” that it may invest no more than 20% of its assets in securities of issuers domiciled outside the United States that are not included in the S&P 500 Index. Inversely, the Fund must generally invest at least 80% of its assets in securities of issuers domiciled in the United States. This is borne out in practice: as of the end of the Fund’s most recent fiscal year, over 90% of the Fund’s assets were invested in securities issued by companies domiciled in the United States. Accordingly, even if the Fund’s name did implicate the investment requirements of Rule 35d-1, those requirements would be met by the Fund’s current investment practices.

  We note that the Fund discloses under “Principal investment strategies” that it may invest in bonds and other debt securities. Please disclose any restrictions or guidelines on the duration and maturity of the fixed-income securities in which the Fund may invest.

Response: As is already disclosed in the Fund’s statutory prospectus under “Investment objectives, strategies and risks,” “[g]enerally, the [Fund] may invest in debt securities of any maturity or duration.” In light of the Fund’s existing disclosure in this respect, we believe no updates to the Fund’s disclosure are required in response to this comment.

  We note that, although the Fund’s prospectus includes risk disclosure captioned “Investing in growth-oriented stocks,” there appears to be no corresponding disclosure regarding the strategy of the Fund to invest in such growth-oriented stocks. Please confirm whether investing in growth-oriented stocks is an investment strategy of the Fund and, if so, please supplement the Fund’s disclosure under “Principal investment strategies” and/or “Investment objectives, strategies and risks” accordingly.

Response: As disclosed in the Fund’s prospectus under “Investment objectives,” the Fund strives to accomplish three distinct objectives, one of which is “growth of capital.” Additionally, the Fund seeks to provide shareholders with current income and conservation of principal. Given the Fund’s multifaceted investment objective, the Fund may invest in a broad range of equity securities, including both growth- and income-oriented stocks. In order to clarify this, we will update the Fund’s prospectus disclosure under “Investment objectives, strategies and risks” as follows:

As a general matter, in pursuing its investment objectives, the fund may invest in a broad range of equity securities, including both growth- and income-oriented stocks. However, [t]he fund’s equity investments are limited to securities of companies that are included on its eligible list. Securities are added to, or deleted from, the eligible list based upon a number of factors….

C.	Principal risks

  Under “Principal investment strategies,” the Fund discloses that, although it “focuses on investments in medium to larger capitalization companies,” the Fund’s investments “are not limited to a particular capitalization size.” In light of this disclosure, please consider whether it is appropriate to include disclosure relating to the risks of investing in large-, mid- and small-capitalization stocks in the Fund’s prospectus. If such disclosure is warranted, please supplement the Fund’s disclosure under “Principal risks” and/or “Investment objectives, strategies and risks,” as necessary.

Response: As noted, the Fund’s disclosure clearly provides that the Fund “focuses on investments in medium to larger capitalization companies,” and investing in small-capitalization issuers is not a principal investment strategy of the Fund. As of the end of the Fund’s most recent fiscal year, for instance, the Fund has no investments in securities of small capitalization issuers. Nevertheless, because the Fund’s investments are not limited to any particular capitalization size, the Fund does include disclosure regarding the risks of investing in small capitalization companies in its statement of additional information under “Description of certain securities, investment techniques and risks — Investing in smaller capitalization stocks.” Additionally, we believe that the Fund’s current risk disclosure, including the risks disclosed under the captions “Principal risks — Market conditions” and “— Issuer risks,” adequately describes the risks associated with investing in medium- and large-capitalization issuers. Accordingly, we believe no further risk disclosure is presently required in response to this comment.

D.	Investment results

  Given that the Fund’s fiscal year is other than a calendar year, please include year-to-date return information as of the end of the most recent calendar quarter in a footnote to the bar chart in accordance with Item 4(b)(2)(ii) of Form N-1A.

Response: The bar chart in the “Investment results” section of the prospectus filed with the Amendment will include year-to-date return information for Class A shares of the Fund as of September 30, 2016.

Statutory Prospectus

A.	Investment objective, strategies and risks

  According to the disclosure set forth under “Investment objectives, strategies and risks,” the Fund may invest in “mortgage-backed securities issued by federal agencies and instrumentalities that are not backed by the full faith and credit of the U.S. government.” Please consider supplementing the Fund’s disclosure with disclosure regarding the risks associated with investments in such securities.

Response: Although the Fund is permitted to invest in mortgage-backed securities, the Fund does not focus, or intend to focus, on investments in such securities as an investment strategy. As of the end of the Fund’s most recently completed fiscal year, for example, the Fund had no holdings in mortgage-backed securities.

  Under “Investment objectives, strategies and risks,” the Fund includes risk disclosure captioned “Exposure to country, region, industry or sector.” Given that the Fund “seeks to invest primarily in common stocks of companies that are likely to participate in the growth of the American economy” and that the Fund “invests primarily in securities of issuers domiciled in the United States and Canada,” please tailor this disclosure to specifically describe the risks associated with concentrated exposure to the United States.

Response: The disclosure in question is not intended to describe the risks associated with increased exposure to any particular investment type; rather, the disclosure is purposely generic in nature. Although, as noted, the Fund invests primarily in securities of issuers domiciled in the United States and Canada, the Fund’s investments are by no means limited to U.S. and Canadian issuers. As disclosed in the Fund’s statement of additional information, under “Certain investment limitations and guidelines,” up to 20% of the Fund’s assets may be invested in securities of issuers domiciled outside the United States that are not included in the S&P 500 Index. Additionally, although the Fund has a fundamental policy not to concentrate its investments in any particular industry, as an actively-managed investment company, the Fund may from time to time have heightened investment exposure to varying industries and sectors. The disclosure in question is intended to broadly cover the risks associated not only with concentrated geographic exposure but also the risks attendant to concentrated industry or sector exposure. Accordingly, to limit the referenced risk disclosure to describe only the risks relating to heightened exposure to the United States would, in our view, be misleading and would insufficiently disclose the nature of the relevant risks. In light of the foregoing, and because we believe that the Fund’s existing disclosure adequately describes the risks associated with investments in the United States, we respectfully decline to revise the Fund’s disclosure as proposed.

B.	Sales charge reductions and waivers

  Under “Sales charge reductions and waivers,” the Fund states that “[s]ales charge waivers may not be available through certain financial intermediaries due to the policies, procedures, trading platforms and/or systems of the financial intermediaries.” Item 12(a)(2) of Form N-1A requires that all such variations be disclosed in a registrant’s prospectus. Please supplement the Fund’s disclosure accordingly.

Response: Form N-1A includes no affirmative obligation to disclose any variances to a fund’s sales charge reductions and waivers on account of a financial intermediary’s policies, procedures or trading platform or other systems limitations. Item 12(a)(2) of Form N-1A requires only that a registrant (1) briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads, (2) identify each class of individuals or transactions to which such arrangements apply, and (3) state each different breakpoint as a percentage of both the offering price and the net amount invested. Because Form N-1A does not require the Fund to disclose intermediary variances of the Fund’s arrangements with respect to sales charge reductions and waivers, we respectfully decline to update the disclosure as proposed.

We note supplementally that a disclosure obligation of the type suggested by the Staff would be unwieldy and impractical — if not completely impossible. The Fund is offered by over 2,000 financial intermediaries, each of which has its own unique policies, procedures and systems limitations, and we are not privy to each intermediary’s practices. The disclosure in question is not intended to permit dealers to broadly alter the Fund’s pricing policies; rather, the disclosure recognizes that technological differences may result in slight variations to the application of the Fund’s pricing policies when shares of the Fund are held by or through a financial intermediary. That being the case, the Fund’s prospectus encourages investors to consult their financial advisors for further information on how such advisors’ pricing policies may differ from those of the Fund’s transfer agent.

  As required by Item 12(a)(5) of Form N-1A, the Fund states that shareholders may obtain more information about the Fund’s share classes, sales charges and sales charge reductions and waivers through a hyperlink on the investment adviser’s website. Please confirm that the referenced website does, in fact, include a link to the information required to be disclosed by paragraphs (a)(1) through (a)(4) of Item 12 and by Item 23(a) of Form N-1A.

Response: As noted, the Fund’s disclosure states that additional information about the Fund’s share classes, sales charges and sales charge reductions and waivers is available via a link on the home page of the American Funds website at americanfunds.com. We confirm that the referenced website does, in fact, include a link to the information required to be disclosed by Form N-1A. We refer you, in particular, to “Share Class Information – Reducing Sales Charges” and “Share Class Information – Share Class Pricing Details” under the “Investments” tab on the adviser’s homepage, as well as to “How to Use Your Account – Buying Shares” under the “Service & Support” tab.

C.	Other compensation to dealers

  The Fund discloses that its distributor provides additional compensation to investment dealers. Please clarify supplementally whether any such payments are made with respect to the Fund’s new Class F-3 shares, and, if so, please update the Fund’s disclosure (including any applicable disclosure in the Fund’s statement of additional information) accordingly.

Response: We believe that the disclosure in question is complete and accurate in its current form. Because the new Class F-3 share class is not yet available, either for the Fund or for any other fund distributed by American Funds Distributors, no additional compensation of the type described under “Other compensation to dealers” has been paid with respect to Class F-3 shares. When Class F-3 shares of the Fund are publicly offered, we will determine whether such additional compensation to dealers should be paid in respect of the Fund’s Class F-3 shares in light of then-applicable laws, rules and regulations. At that time, we will also review the referenced disclosure and determine if any revisions are warranted.

Statement of Additional Information

  In the section captioned “Fund policies,” the Fund discloses that “[a]ll percentage limitations in the following fund policies are considered at the time securities are purchased … unless otherwise indicated.” Please update the disclosure to clarify that the fundamental policy prohibiting the borrowing of money is applicable at all times.

Response: The proposed disclosure is already included in the Fund’s statement of additional information. We refer you to the disclosure relating to Fundamental Policy 1a under “Fund policies — Additional information about fundamental policies,” which provides that “[t]he percentage limitations in [the policy prohibiting the borrowing of money] are considered at the time securities are purchased and thereafter.” Accordingly, no updates to the disclosure in this respect are warranted at this time.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 486-9108.

Sincerely,

/s/ Erik A. Vayntrub

Erik A. Vayntrub

Associate Counsel

Exhibit A

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
	A	B	C	F-1	F-2	F-3	529-A
Management fees	0.24%	0.24%	0.24%	0.24%	0.24%	0.24%	0.24%
Distribution and/or service (12b-1) fees	0.24	0.99	1.00	0.25	none	none	0.23
Other expenses	0.11	0.13	0.15	0.18	0.18	0.06[2]	0.22
Total annual fund operating expenses	0.59	1.36	1.39	0.67	0.42	0.30	0.69

	529-B	529-C	529-E	529-F-1	R-1	R-2	R-2E
Management fees	0.24%	0.24%	0.24%	0.24%	0.24%	0.24%	0.24%
Distribution and/or service (12b-1) fees	0.97	0.99	0.50	0.00	1.00	0.75	0.60
Other expenses	0.27	0.23	0.19	0.22	0.19	0.42	0.25
Total annual fund operating expenses	1.48	1.46	0.93	0.46	1.43	1.41	1.09

	R-3	R-4	R-5E	R-5	R-6
Management fees	0.24%	0.24%	0.24%	0.24%	0.24%
Distribution and/or service (12b-1) fees	0.50	0.25	none	none	none
Other expenses	0.23	0.18	0.28	0.12	0.06
Total annual fund operating expenses	0.97	0.67	0.52	0.36	0.30
[1]	A contingent deferred sales charge of 1.00% applies on certain redemptions made within one year following purchases of $1 million or more made without an initial sales charge. Contingent deferred sales charge is calculated based on the lesser of the offering price and market value of shares being sold.
[2]	Based on estimated amounts for the current fiscal year.

Example

Share class:	A	B	C	F-1	F-2	F-3	529-A	529-B	529-C	529-E	529-F-1	R-1	R-2	R-2E
1 year	$ 632	$ 638	$ 242	$ 68	$ 43	$ 31	$ 641	$ 651	$ 249	$ 95	$ 47	$ 146	$ 144	$ 111
3 years	753	831	440	214	135	97	783	868	462	296	148	452	446	347
5 years	885	945	761	373	235	169	937	1,008	797	515	258	782	771	601
10 years	1,270	1,424	1,669	835	530	381	1,384	1,554	1,746	1,143	579	1,713	1,691	1,329

Share class:	R-3	R-4	R-5E	R-5	R-6	For the share classes listed to the right, you would pay the following if you did not redeem your shares:	Share class:	B	C	529-B	529-C
1 year	$ 99	$ 68	$ 53	$ 37	$ 31		1 year	$ 138	$ 142	$ 151	$ 149
3 years	309	214	167	116	97		3 years	431	440	468	462
5 years	536	373	291	202	169		5 years	745	761	808	797
10 years	1,190	835	653	456	381		10 years	1,424	1,669	1,554	1,746